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[LOGO OF MORGAN STANLEY]
c/o Morgan Stanley Trust Company,
Attention: Managed Futures, 7th Floor,
Harborside Financial Center, Plaza Two
Jersey City, NJ 07311-3977
ADDRESS SERVICE REQUESTED




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Morgan Stanley Spectrum Series
[Graphic Omitted]


                                 December 2001
                                 Monthly Report



                                 This Monthly Report supplements
                                 the Spectrum Funds' Prospectus
                                 dated March 23, 2001 and the Prospectus
                                 Supplement dated December 6, 2001.

                                         [Logo Omitted]

                                                                January 31, 2002

MORGAN STANLEY SPECTRUM SERIES
HISTORICAL FUND PERFORMANCE
---------------------------
Presented below is the percentage change in Net Asset Value per Unit from the start of every calendar year each Fund has traded. Also provided is the inception-to-date return and the annualized return since inception for each Fund. PAST PERFORMANCE IS NOT NECESSARILY INDICATIVE OF FUTURE RESULTS.



FUNDS
-----
SPECTRUM COMMODITY                YEAR           RETURN
                                  ----           ------
                                  1998            -34.3%
                                  1999             15.8%
                                  2000              3.2%
                                  2001            -25.6%

          Inception-to-Date Return:      -41.6%
          Annualized Return:             -12.6%
-------------------------------------------------------------------------------

SPECTRUM CURRENCY                 YEAR           RETURN
                                  ----           ------
                                  2000 (6 months)  11.7%
                                  2001             11.1%

          Inception-to-Date Return:       24.1%
          Annualized Return:              15.5%
-------------------------------------------------------------------------------

SPECTRUM GLOBAL BALANCED
     YEAR           RETURN        YEAR           RETURN
     ----           ------        ----           ------
     1994 (2 months)  -1.7%       1998             16.4%
     1995             22.8%       1999              0.7%
     1996             -3.6%       2000              0.9%
     1997             18.2%       2001             -0.3%

          Inception-to-Date Return:       62.1%
          Annualized Return:               7.0%
-------------------------------------------------------------------------------

SPECTRUM SELECT
     YEAR           RETURN        YEAR           RETURN
     ----           ------        ----           ------
     1991 (5 months)  31.2%       1996              5.3%
     1992            -14.4%       1997              6.2%
     1993             41.6%       1998             14.2%
     1994             -5.1%       1999             -7.6%
     1995             23.6%       2000              7.1%
                                  2001              1.7%

          Inception-to-Date Return:      139.6%
          Annualized Return:               8.8%
-------------------------------------------------------------------------------

SPECTRUM STRATEGIC
     YEAR           RETURN        YEAR           RETURN
     ----           ------        ----           ------
     1994 (2 months)   0.1%       1998              7.8%
     1995             10.5%       1999             37.2%
     1996             -3.5%       2000            -33.1%
     1997              0.4%       2001             -0.6%

          Inception-to-Date Return:        5.5%
          Annualized Return:               0.8%
-------------------------------------------------------------------------------

SPECTRUM TECHNICAL
     YEAR           RETURN        YEAR           RETURN
     ----           ------        ----           ------
     1994 (2 months)  -2.2%       1998             10.2%
     1995             17.6%       1999             -7.5%
     1996             18.3%       2000              7.8%
     1997              7.5%       2001             -7.2%

          Inception-to-Date Return:       49.3%
          Annualized Return:               5.8%

DEMETER MANAGEMENT CORPORATION
c/o Managed Futures Department,
825 Third Avenue, 8th Floor,
New York, NY 10022
Telephone (201) 876-4647

MORGAN STANLEY SPECTRUM SERIES
MONTHLY REPORT
DECEMBER 2001

Dear Limited Partner:

     The Net Asset Value per Unit for each of the six Morgan Stanley Spectrum Funds as of December 31, 2001 was as follows:


   FUNDS                      N.A.V.     % CHANGE FOR MONTH
   -----                      ------     ------------------
   Spectrum Commodity        $  5.84              -2.07%
   Spectrum Currency          $12.41              12.32%
   Spectrum Global Balanced   $16.21               0.91%
   Spectrum Select            $23.96               0.26%
   Spectrum Strategic         $10.55               0.03%
   Spectrum Technical         $14.93               2.44%

SPECTRUM COMMODITY

   Spectrum Commodity, a long-only commodity fund, decreased in value during December primarily due to losses recorded in the soft commodities markets from long positions in cotton futures as prices moved lower on technical factors. In the agricultural markets, losses were experienced from long corn futures positions as prices trended steadily lower on weak exports and price declines in other grain products. In the energy markets, losses were incurred from long positions in natural gas futures as prices finished the month lower amid data from the American Gas Association showing that inventories approached 90% of full capacity. A portion of the Fund's overall losses was offset by gains recorded in the metals markets from long positions in silver futures as prices moved higher on speculative buying and rising lease rates due to increasing demand for the physical metal.

SPECTRUM CURRENCY

     Spectrum Currency increased in value during December primarily due to gains recorded from previously established short positions in the South African rand as its value continued its downtrend relative to the U.S. dollar due to emerging market concerns following Argentina's debt default and political turmoil in neighboring Zimbabwe. Gains were also recorded from previously established short positions in the Japanese yen as the value of the yen versus the U.S. dollar continued to trend lower amid the release of weak economic data and the perception that further depreciation of the yen would not be met with government intervention in support of the currency. Additional gains were recorded from previously established long positions in the British pound as its value continued climbing to 5-month highs versus the U.S. dollar supported by critical remarks from the Bank of England regarding dissatisfaction with the European Central Bank's euro monetary policy. A portion of the Fund's gains was offset by losses recorded early in the month from previously established short positions in the euro as its value reversed higher versus the U.S. dollar amid stronger-than-expected economic data emanating from continental Europe. Additional losses were experienced later in the month from newly established long positions in the euro as its value reversed sharply lower versus the U.S. dollar on December 21st and 24th.

SPECTRUM GLOBAL BALANCED

   Spectrum Global Balanced increased in value during December primarily due to gains recorded in the currency markets from previously established short positions in the South African rand as its value continued its downtrend relative to the U.S. dollar due to emerging market concerns following Argentina's debt default and political turmoil in neighboring Zimbabwe. In the global interest rate futures markets, profits were recorded from previously established short positions in U.S. and German interest rate futures as prices continued weakening amid the release of positive U.S. economic data. In the global stock index futures markets, gains were recorded from previously established long positions in DAX and S&P 500 Index futures as equity prices continued trending higher on signs of an economic turnaround following the release of optimistic economic data. A portion of the Fund's overall gains was offset by losses recorded in the metals markets from previously established long positions in copper and nickel futures as base metals prices reversed lower amid declining demand and rising inventories.

SPECTRUM SELECT

     Spectrum Select increased in value during December primarily due to gains recorded in the currency markets from previously established short positions in the Japanese yen as the value of the yen versus the U.S. dollar continued to trend lower amid the release of weak economic data and the perception that further depreciation of the yen would not be met with government intervention in support of the currency. Additional gains were recorded from previously established short positions in the South African rand as its value continued weakening relative to the U.S. dollar due to emerging market concerns following Argentina's debt default and political turmoil in neighboring Zimbabwe. A portion of the Fund's overall gains was offset by losses recorded in the global interest rate futures markets from previously established long positions in U.S. interest rate futures as prices reversed lower amid the release of positive U.S. economic data. In the metals markets, losses were experienced from previously established short positions in silver futures as prices reversed higher on speculative buying and rising lease rates due to increasing demand for the physical metal. In the energy markets, losses were incurred from previously established long positions in natural gas futures as prices reversed lower amid data from the American Gas Association showing that inventories approached 90% of full capacity.

SPECTRUM STRATEGIC

     Spectrum Strategic increased in value during December primarily due to gains recorded in the soft commodities markets from long positions in lumber futures as prices increased on hopes of a pickup in the U.S. economy. In the global stock index futures markets, gains were recorded from previously established long positions in S&P 500 Index futures as equity prices trended higher on signs of an economic turnaround following the release of optimistic economic data. A portion of the Fund's overall gains was offset by losses recorded in the metals markets from long positions in copper futures as base metals prices retreated amid declining demand and rising inventories. In the currency markets, losses were incurred from previously established short positions in the euro as its value reversed higher early in the month. Additional losses were experienced later in the month from newly established long positions in the euro and Swiss franc as their values reversed sharply lower versus the U.S. dollar on December 21 and 24.


     Limited Partners of Spectrum Strategic are advised of a change in trading personnel at one of the trading advisors employed by the Fund. Effective January 1, 2002, Allied Irish Capital Management, Ltd., a trading advisor to the Fund, announced the retirement of Mr. David Tease, a Director of Allied Irish. Allied Irish trades its allocated portion of Fund assets pursuant to the Worldwide Financial Futures Program, a portion of which was traded by Mr. Tease, as discussed on page 101 of the Prospectus dated March 23, 2001. Commencing on or about January 17, 2002, that portion of the Worldwide Financial Futures Program previously traded by Mr. Tease (approximately $8.1 million, or 11.8% of Fund assets) will be traded by Mr. Gerry Grimes. Mr. Grimes is Managing Director and a founding member of Allied Irish, with nearly twenty years of experience in investment management. Mr. Grimes will employ a discretionary trading approach based upon his fundamental economic analysis of markets. He believes that the positioning of individual markets is a critical factor in determining trading opportunities. Hence, he will place strong emphasis on the gathering of intelligence in relation to market sentiment and trade flow indicators to determine how individual markets are positioned. Mr. Grimes will attempt to profit from those instances in which he determines that a market is positioned in a manner contrary to his own fundamental view. Pre-determined stop loss levels will be applied to all trades in an effort to manage trade risk. In addition to trading a portion of the Fund's assets, Mr. Grimes will continue in his role as trading controller for all three programs employed in the Worldwide Financial Futures Program.

SPECTRUM TECHNICAL

     Spectrum Technical increased in value during December primarily due to gains recorded in the currency markets from previously established short positions in the Japanese yen as the value of the yen versus the U.S. dollar continued to trend lower amid the release of weak economic data and the perception that further depreciation of the yen would not be met with government intervention in support of the currency. In the agricultural markets, profits were recorded from previously established short corn futures positions as prices trended steadily lower on weak exports and price declines in other grain products. A portion of the Fund's overall gains was offset by losses recorded in the global interest rate futures markets from short-term volatile price movement in Japanese government bond futures due to growing concerns regarding the Japanese economy and the weakening yen. In the metals markets, losses were experienced from previously established short positions in silver futures as prices reversed higher on speculative buying and rising lease rates due to increasing demand for the physical metal. Additional losses were recorded from previously established long positions in aluminum and copper futures as base metals prices reversed lower amid declining demand and rising inventories.

     I would also like to take this opportunity to inform you that we anticipate Schedule K-1 (Form 1065)tax forms reporting each Limited Partner's share of the Partnership income, loss and deductions for calendar year 2001 will be mailed to holders of non-IRAaccounts during the last week of February. Should you have an IRAaccount and wish to receive a Schedule K-1 tax form, please contact your Morgan Stanley Financial Advisor.

     Should you have any questions concerning this report, please feel free to contact Demeter Management Corporation, c/o Managed Futures Department, 825 Third Avenue, 8th Floor, New York, NY 10022 or your Morgan Stanley Financial Advisor.

     I hereby affirm, that to the best of my knowledge and belief, the information contained in this report is accurate and complete. Past performance is not a guarantee of future results.

Sincerely,

/s/ Robert E. Murray

Robert E. Murray
Chairman
Demeter Management Corporation
General Partner

MORGAN STANLEY SPECTRUM SERIES
STATEMENTS OF OPERATIONS
FOR THE MONTH ENDED DECEMBER 31, 2001
(UNAUDITED)

                                      MORGAN STANLEY                       MORGAN STANLEY                   MORGAN STANLEY
                                    SPECTRUM COMMODITY                    SPECTRUM CURRENCY            SPECTRUM GLOBAL BALANCED
                               -----------------------------        ------------------------------    -------------------------
                                            PERCENTAGE OF                           PERCENTAGE OF                   PERCENTAGE OF
                                          DECEMBER 1, 2001                        DECEMBER 1, 2001                DECEMBER 1, 2001
                                              BEGINNING                               BEGINNING                       BEGINNING
                                 AMOUNT    NET ASSET VALUE              AMOUNT     NET ASSET VALUE      AMOUNT     NET ASSET VALUE
                               ------------------------------       -------------------------------    ---------------------------
                                       $             %                        $              %                $              %
REVENUES
Trading profit (loss):
   Realized                       (182,070)          (1.34)              3,305,303            8.19       1,558,810           2.72
   Net change in unrealized        (35,951)           (.27)              2,750,199            6.81        (851,148)         (1.48)
                                  --------           -----               ---------            ----       ---------           ----
     Total Trading Results        (218,021)          (1.61)              6,055,502           15.00         707,662           1.24

Interest income (Note 2)            17,129             .13                  50,588             .13          93,818            .16
                                  --------           -----               ---------            ----       ---------           ----

     Total Revenues               (200,892)          (1.48)              6,106,090           15.13         801,480           1.40
                                  --------           -----               ---------            ----       ---------           ----
EXPENSES
Brokerage fees (Note 2)             52,001             .38                 154,729             .38         219,946            .38
Management fees (Notes 2 & 3)       28,261             .21                  67,274             .17          59,769            .11
Incentive fees (Note 3)                 --              --                 913,255            2.26              --             --
                                  --------           -----               ---------            ----       ---------           ----

     Total Expenses                 80,262             .59               1,135,258            2.81         279,715            .49
                                  --------           -----               ---------            ----       ---------           ----

NET INCOME (LOSS)                 (281,154)          (2.07)              4,970,832           12.32         521,765            .91
                                  ========           =====               =========           =====       =========           ====






MORGAN STANLEY SPECTRUM SERIES
STATEMENTS OF CHANGES IN NET ASSET VALUE
FOR THE MONTH ENDED DECEMBER 31, 2001
(UNAUDITED)

                                      MORGAN STANLEY                   MORGAN STANLEY                  MORGAN STANLEY
                                     SPECTRUM COMMODITY                SPECTRUM CURRENCY           SPECTRUM GLOBAL BALANCED
                         -----------------------------------   ---------------------------------- ----------------------------
                            UNITS         AMOUNT    PER UNIT        UNITS     AMOUNT  PER UNIT     UNITS     AMOUNT   PER UNIT
                         ----------      --------  ---------   ------------  -------- ----------  --------  -------- ---------
                                         $           $                        $            $                     $         $
Net Asset Value,
   December 1, 2001     2,276,423.648   13,565,461      5.96   3,653,060.000  40,364,016   11.05  3,572,258.460  57,377,637  16.06
Net Income (Loss)                  --     (281,154)     (.12)             --   4,970,832    1.36             --     521,765    .15
Redemptions               (71,520.200)    (417,678)     5.84     (13,313.802)   (165,224)  12.41     (44,742.961   (725,283) 16.21
Subscriptions              18,501.705      108,050      5.84     212,902.235   2,642,117   12.41      37,732.330    611,641  16.21
                        --------------  ----------      ----   -------------  ----------   ------  ------------- ----------  -----
Net Asset Value,
   December 31, 2001    2,223,405.153   12,974,679      5.84   3,852,648.433  47,811,741   12.41   3,565,247.829 57,785,760  16.21
                        =============   ==========      ====   =============  ==========   =====   ============= ==========  =====


      The accompanying notes are an integral part of these financial statements.

MORGAN STANLEY SPECTRUM SERIES
STATEMENTS OF OPERATIONS
FOR THE MONTH ENDED DECEMBER 31, 2001
(UNAUDITED)



                                        MORGAN STANLEY                      MORGAN STANLEY                  MORGAN STANLEY
                                        SPECTRUM SELECT                   SPECTRUM STRATEGIC              SPECTRUM TECHNICAL
                                  ---------------------------        --------------------------      --------------------------
                                               PERCENTAGE OF                     PERCENTAGE OF                   PERCENTAGE OF
                                             DECEMBER 1, 2001                  DECEMBER 1, 2001                DECEMBER 1, 2001
                                                 BEGINNING                         BEGINNING                       BEGINNING
                                    AMOUNT    NET ASSET VALUE        AMOUNT     NET ASSET VALUE      AMOUNT     NET ASSET VALUE
                                  ---------  ----------------        ------    ----------------      ------    ----------------
                                       $             %                  $              %                $              %
REVENUES
 Trading profit (loss):
   Realized                     (6,720,304)          (2.82)                 97,643          .14      (1,558,142)         (.62)
   Net change in unrealized      9,062,870            3.80                 431,007          .61       9,436,727          3.78
                                ----------           ------                -------          ---      ----------          -----
     Total Trading Results       2,342,566             .98                 528,650          .75       7,878,585          3.16

Interest income (Note 2)           305,356             .13                  89,359          .13         318,673           .13
                                ----------           ------                -------          ---      ----------          -----

     Total Revenues              2,647,922            1.11                 618,009          .88       8,197,258          3.29
                                ----------           ------                -------          ---      ----------          -----
EXPENSES
Brokerage fees (Note 2)          1,440,360             .60                 424,242          .60       1,509,205           .60
Management fees (Notes 2 & 3)      596,010             .25                 175,549          .25         581,531           .25
                                ----------           ------                -------          ---      ----------          -----

   Total Expenses                2,036,370             .85                 599,791          .85       2,090,736           .85
                                ----------           ------                -------          ---      ----------          -----

NET INCOME                         611,552             .26                  18,218          .03       6,106,522          2.44
                                ==========           ======                =======          ===      =========           =====



MORGAN STANLEY SPECTRUM SERIES
STATEMENTS OF CHANGES IN NET ASSET VALUE
FOR THE MONTH ENDED DECEMBER 31, 2001
(UNAUDITED)



                                       MORGAN STANLEY                      MORGAN STANLEY
                                      SPECTRUM SELECT                    SPECTRUM STRATEGIC
                       --------------------------------------  --------------------------------------
                          UNITS           AMOUNT    PER UNIT       UNITS         AMOUNT     PER UNIT
                       ----------        --------  ----------  ------------     --------   ----------
                      $               $            $          $               $              $
Net Asset Value,
   December 1, 2001    9,974,726.592   238,404,293    23.90    6,660,289.664   70,219,330    10.54
Net Income                        --       611,552      .06               --       18,218      .01
Redemptions             (108,323.275)   (2,595,426)   23.96     (196,407.422)  (2,072,098)   10.55
Subscriptions            208,312.409     4,991,166    23.96       61,794.872      651,936    10.55
                      --------------   -----------             -------------   ----------
Net Asset Value,
   December 31, 2001  10,074,715.726   241,411,585    23.96    6,525,677.114   68,817,386    10.55
                      ==============   ===========             =============   ==========
                 MORGAN STANLEY
               SPECTRUM TECHNICAL
-----------------------------------------
      UNITS          AMOUNT      PER UNIT
    --------        --------    ---------
$               $

 17,142,449.180    249,806,384    14.57
            --       6,106,522      .36
   (159,232.824)    (2,377,346)   14.93
    297,279.845      4,438,562    14.93
--------------- --------------

 17,280,496.201    257,974,122    14.93
=============== ==============


      The accompanying notes are an integral part of these financial statements.

MORGAN STANLEY SPECTRUM SERIES
NOTES TO FINANCIAL STATEMENTS
(UNAUDITED)


1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

ORGANIZATION--Morgan Stanley Spectrum Commodity L.P. ("Spectrum Commodity"), Morgan Stanley Spectrum Currency L.P. ("Spectrum Currency"), Morgan Stanley Spectrum Global Balanced L.P. ("Spectrum Global Balanced"), Morgan Stanley Spectrum Select L.P. ("Spectrum Select"), Morgan Stanley Spectrum Strategic L.P. ("Spectrum Strategic") and Morgan Stanley Spectrum Technical L.P. ("Spectrum Technical") (individually, a "Partnership" or collectively, the "Partnerships"), are limited partnerships organized to engage primarily in the speculative trading of futures, forward, and options contracts on physical commodities and other commodity interests, including, but not limited to foreign currencies, financial instruments, metals, energy and agricultural products (collectively, "futures interests").

The general partner for each Partnership is Demeter Management Corporation ("Demeter"). The non-clearing commodity broker for the Partnerships is Morgan Stanley DW Inc. ("Morgan Stanley DW"). The clearing commodity brokers for the Partnerships are Morgan Stanley & Co. Incorporated ("MS & Co.") and Morgan Stanley & Co. International Limited ("MSIL"). Morgan Stanley Commodities Management, Inc. ("MSCM") is the trading advisor to Spectrum Commodity. Demeter, Morgan Stanley DW, MS & Co., MSIL and MSCM are wholly-owned subsidiaries of Morgan Stanley Dean Witter & Co.

On November 1, 2001, the Partnerships were renamed Morgan Stanley Spectrum Commodity L.P., Morgan Stanley Spectrum Currency L.P., Morgan Stanley Spectrum Global Balanced L.P., Morgan Stanley Spectrum Select L.P., Morgan Stanley Spectrum Strategic L.P. and Morgan Stanley Spectrum Technical L.P., respectively.


Morgan Stanley Dean Witter Spectrum Series
Notes to Financial Statements--(Continued)


Demeter is required to maintain a 1% minimum interest in the equity of each Partnership and income (losses) are shared by Demeter and the Limited Partners based upon their proportional ownership interests.

USE OF ESTIMATES--The financial statements are prepared in accordance with accounting principles generally accepted in the United States of America, which require management to make estimates and assumptions that affect the reported amounts in the financial statements and related disclosures. Management believes that the estimates utilized in the preparation of the financial statements are prudent and reasonable. Actual results could differ from those estimates.

REVENUE RECOGNITION--Futures interests are open com-mitments until settlement date. They are valued at market on a daily basis and the resulting net change in unrealized gains and losses is reflected in the change in unrealized profits (losses) on open contracts from one period to the next in the statements of operations. Monthly, Morgan Stanley DW pays each Partnership interest income on 80% of its average daily "Net Assets" (as defined in the limited partnership agreements) for the month in the case of Spectrum Commodity, Spectrum Currency, Spectrum Select, Spectrum Strategic and Spectrum Technical, and on 100% in the case of Spectrum Global Balanced. The inter- est rate is equal to a prevailing rate on U.S. Treasury bills. For purposes of such interest payments, Net Assets do not include monies due the Partnerships on futures interests, but not actually received.

NET INCOME (LOSS) PER UNIT--Net income (loss) per unit of limited partnership interest ("Unit(s)") is computed using the weighted average number of Units outstanding during the period.

Morgan Stanley Dean Witter Spectrum Series
Notes to Financial Statements--(Continued)



BROKERAGE AND RELATED TRANSACTION FEES AND COSTS--The brokerage fees for Spectrum Commodity, Spectrum Currency and Spectrum Global Balanced are accrued at a flat monthly rate of 1/12 of 4.6% (a 4.6% annual rate) of Net Assets as of the first day of each month.

Brokerage fees for Spectrum Select, Spectrum Strategic and Spectrum Technical are accrued at a flat monthly rate of 1/12 of 7.25% (a 7.25% annual rate) of Net Assets as of the first day of each month.

Such brokerage fees currently cover all brokerage commis-sions, transaction fees and costs and ordinary administrative and continuing offering expenses.

OPERATING EXPENSES--The Partnerships incur monthly management fees and may incur incentive fees. All common administrative and continuing offering expenses including legal, auditing, accounting, filing fees and other related expenses are borne by Morgan Stanley DW through the brokerage fees paid by each Partnership.

INCOME TAXES--No provision for income taxes has been made in the accompanying financial statements, as part- ners are individually responsible for reporting income or loss based upon their respective share of each Partnership's revenues and expenses for income tax purposes.

DISTRIBUTIONS--Distributions, other than redemptions of Units, are made on a pro-rata basis at the sole discretion of Demeter. No distributions have been made to date.

CONTINUING OFFERING--Units of each Partnership are offered at a price equal to 100% of the Net Asset Value per Unit as of the close of business on the last day of the month. No selling commissions or charges related to the continuing offering of Units are paid by the Limited Partners or the Partnership. Morgan Stanley DW pays all such costs.

REDEMPTIONS--Limited Partners may redeem some or all of their Units at 100% of the Net Asset Value per Unit as of the end of the last day of any month that is at least six months after the closing at which a person first becomes a Limited Partner, upon five business days advance notice by redemption form to Demeter. Thereafter, Units redeemed on or prior to the last day of the twelfth month after such Units were purchased will be subject to a redemption charge equal to 2% of the Net Asset Value of a Unit on the date of such redemption. Units redeemed after the last day of the twelfth month and on or prior to the last day of the twenty-fourth month after which such Units were purchased will be subject to a redemption charge equal to 1% of the Net Asset Value of a Unit on the date of such redemption. Units redeemed after the last day of the twenty-fourth month after which such Units were purchased will not be subject to a redemption charge. The foregoing redemption charges will be paid to Morgan Stanley DW. Redemptions must be made in whole Units, in a minimum amount of 50 Units, unless a Limited Partner is redeeming his entire interest in a Partnership.

EXCHANGES--On the last day of the first month which occurs more than six months after a person first becomes a Limited Partner in any of the Partnerships, and at the end of each month thereafter, Limited Partners may exchange their investment among the Partnerships (subject to certain restrictions outlined in the Limited Partnership Agreement) without paying additional charges.

DISSOLUTION OF THE PARTNERSHIPS--Spectrum Commodity will terminate on December 31, 2027. Spectrum Currency, Spectrum Global Balanced, Spectrum Strategic and Spectrum Technical will terminate on December 31, 2035 and Spectrum Select will terminate on December 31, 2025 regardless of financial condition at such time, or at an earlier date if certain conditions occur as defined in each Partnership's Limited Partnership Agreement.

Morgan Stanley Dean Witter Spectrum Series
Notes to Financial Statements--(Continued)


2. RELATED PARTY TRANSACTIONS

The Partnerships pay brokerage fees to Morgan Stanley DW as described in Note 1. Spectrum Commodity pays manage-ment fees and incentive fees (if applicable) to MSCM. Each Partnership's cash is on deposit with Morgan Stanley DW, MS & Co. and MSIL in futures interests trading accounts to meet margin requirements as needed. Morgan Stanley DW pays interest on these funds as described in Note 1.

3. TRADING ADVISORS


Demeter, on behalf of each Partnership, retains certain commodity trading advisors to make all trading decisions for the Partnerships. The trading advisors for each Partnership are as follows:


Morgan Stanley Spectrum Commodity L.P.
   Morgan Stanley Commodities Management Inc.


Morgan Stanley Spectrum Currency L.P.
   John W. Henry & Company, Inc. ("JWH")
   Sunrise Capital Partners, LLC


Morgan Stanley Spectrum Global Balanced L.P.
   RXR, Inc.


Morgan Stanley Spectrum Select L.P.
   EMC Capital Management, Inc.
   Rabar Market Research, Inc.
   Sunrise Capital Management Inc.
   Northfield Trading L.P.


Morgan Stanley Spectrum Strategic L.P.
   Allied Irish Capital Management, Ltd.
   Blenheim Capital Management, L.L.C.
   Eclipse Capital Management Inc.


Morgan Stanley Dean Witter Spectrum Series
Notes to Financial Statements--(Continued)


Morgan Stanley Spectrum Technical L.P.
   Campbell & Company, Inc. ("Campbell")
   Chesapeake Capital Corporation ("Chesapeake")
   John W. Henry & Company, Inc.


Compensation to the trading advisors by the Partnerships consists of a management fee and an incentive fee as follows:


MANAGEMENT FEE--The management fee for Spectrum Commodity is accrued at a rate of 5/24 of 1% of Net Assets on the first day of each month (a 2.5% annual rate).


The management fee for Spectrum Currency is accrued at a rate of 1/12 of 2% of Net Assets on the first day of each month (a 2% annual rate).


The management fee for Spectrum Global Balanced is accrued at a rate of 5/48 of 1% of Net Assets on the first day of each month (a 1.25% annual rate).


The management fee for Spectrum Select is accrued at a rate of 1/4 of 1% of Net Assets on the first day of each month (a 3% annual rate).


The management fee for Spectrum Strategic is accrued at a rate of 1/12 of 3% per month of Net Assets on the first day of each month (a 3% annual rate).


The management fee for Spectrum Technical is accrued at a rate of 1/12 of 2% of Net Assets allocated to JWH on the first day of each month, 1/12 of 3% of Net Assets allocated to Campbell on the first day of each month, and 1/12 of 4% of Net Assets allocated to Chesapeake on the first day of each month (annual rates of 2%, 3% and 4% respectively).

Morgan Stanley Dean Witter Spectrum Series
Notes to Financial Statements--(Continued)



INCENTIVE FEE--Spectrum Commodity pays an annual incentive fee equal to 17.5% of Partnership's trading profits, as determined from the end of the last period in which an incentive fee was earned.


Spectrum Currency pays a monthly incentive fee equal to 20% of the trading profits experienced with respect to each trading advisor's allocated Net Assets as of the end of each month.


Spectrum Global Balanced, Spectrum Select and Spectrum Strategic each pay a monthly incentive fee equal to 15% of the trading profits experienced with respect to each trading advisor's allocated Net Assets as of the end of each calendar month.




Morgan Stanley Dean Witter Spectrum Series
Notes to Financial Statements--(Concluded)




Spectrum Technical pays a monthly incentive fee equal to 20% of the trading profits experienced with respect to the Net Assets allocated to Campbell and JWH and 19% of the trading profits experienced with respect to the Net Assets allocated to Chesapeake as of the end of each cal-endar month.

Trading profits for the Partnerships represent the amount by which profits from futures, forwards and options trad- ing exceed losses after brokerage and management fees are deducted.

For all Partnerships, when trading losses are incurred, no incentive fees will be paid in subsequent months until all such losses are recovered. Cumulative trading losses are adjusted on a pro-rata basis for the net amount of each month's subscriptions and redemptions.